                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  1st amendment

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                 (Name of Small Business Issuer in Its Charter)



          Alberta, BC                                93-1202663
(State or Other Jurisdiction of                   (I.R.S. Employer
Incorporation or Organization)                    Identification No.)



635 Front Street, El Cajon, CA                           92020
(Address of principal Executive Offices)               (Zip Code)



(619)444-7254
(Issuer's Telephone Number)



           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
--------------------------------        --------------------------------------

--------------------------------        --------------------------------------



           Securities to be registered under Section 12(g) of the Act:


                       Common Stock - No Stated Par Value
                                (Title of Class)

                                      10SB
                                     ITEM 1
                          DESCRIPTION OF THE BUSINESS


General

Composite Automobile Research, Ltd. ("CAR") is filing this Form 10-SB on a voluntary basis in order to make CAR's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.

CAR has no current plans with respect to deregistration.

CAR will voluntarily make available public information to its shareholders in the event its obligation to file Exchange Act reports is terminated.


History of the Company:

CAR was incorporated in Calgary, Alberta on January 5, 1996 to provide research and development as well as financing for a new business venture in the automotive arena. CAR acquired the shares of World Transport Authority, Inc., a Nevada Corporation ("WTA") and Thunder Ranch, Inc., a Nevada Corporation on March 19, 1996 in exchange for 8,000,000 shares (2,666,001 shares after the 3 to 1 reversal of shares on June 3, 1997) of CAR stock.

WTA, was acquired and set up to perform all daily business operations and develop an inexpensive vehicle specifically for developing nations. Several prototype vehicles were built, based upon a design called the "Island Car" from Inno Tech Engineering Services, a Texas company owned by Jahan Eftekhar who is also a shareholder of CAR. In December, 1996 WTA abandoned the Island Car design and created a completely new design called the WorldStar using advanced fiberglass and composite materials. All rights, including intellectual rights and trademarks for the WorldStar were created by employees of WTA beginning in December, 1996 and all such rights and trademarks are owned solely by WTA. Mr. Eftekhar has acknowledged the foregoing in an Affidavit dated January 9, 1998.

Thunder Ranch, Inc. was acquired to provide production facilities, equipment, and experienced technicians necessary for the support of the WTA vehicle design. Thunder Ranch, Inc. was in the business of selling "kit" cars, and purportedly was to provide public exposure for the WTA vehicle concept through automobile shows and "kit" car magazine articles. It became apparent by June, 1996 that Thunder Ranch, Inc. did not provide the necessary production support and public relations results required. In order to remove the Thunder Ranch, Inc. operations from association with CAR and WTA, an Agreement dated September 27, 1996 was signed, in which Mr. Thomas McBurnie exchanged his CAR stock and rights in exchange for the transfer of Thunder Ranch, Inc. to Mr. McBurnie.

Business Development:

CAR is an automotive technology company that sells a combination of products and services designed to enable its licensees to manufacture, assemble and market rugged, low-cost vehicles worldwide under the brand name WorldStar. CAR's target market consists of 189 developing nations with more than two-thirds of the world's population. Demand for automobiles in developing nations is rising rapidly, especially at the basic transportation end of the market. As a result, CAR is positioned to be a significant player in one of the most dynamic global growth industries of the 21st century.


Business of the Issuer:

Overview:

CAR sells a "Master License" for each predetermined geographic region (or each country, depending on the estimated vehicle sales in the market). The price for this Master License varies, again depending upon the population (250,000 persons per facility), from $250,000 to $50,000,000 or greater. The Master License holder is responsible for selling our manufacturing licenses only in their country or region. They will provide all local support for the manufacturing license holder's marketing, sales and training utilizing their knowledge of local customs and language. The Master License holder reports directly to CAR and is responsible to do whatever is necessary to make each license holder successful.

CAR through its Master License holder sells each individual license to manufacture our utility style vehicle. The current price for one license is $372,000, of which the Master Licensee receives $112,000, and CAR receives $260,000. For this price, the individual license holder owns 70% of the license, and the Master Licensee owns 30%. CAR has determined this will unite the network of Master License holders with their individual license holders in order to provide the maximum incentive for success in every region and country.

If it is determined that a specific region or country is not large enough or other factors prohibit the sale of a Master License, CAR acts as the Master Licensee, providing all training and retaining a 30% interest in the license. CAR controls and coordinates the ordering of all required parts and materials from its network of international suppliers. Shipments to the license holders are made using just-in-time inventory management procedures.

CAR's decentralized "micro-enterprise" approach to auto-making is ideally suited to the vehicle manufacturing needs of developing nations. The company sells and services WorldStar(R) licenses, each of which include a turnkey micro-manufacturing facility and a license to produce as many as 324 vehicles every twelve months. CAR provides purchasing services that give it's licensees the same just-in-time inventory management and buying power enjoyed by much larger companies. CAR also conducts research and development to improve product design and make available new models and options.

Composite technology developed in the United States makes the WorldStar(R) both inexpensive and simple to produce on a small scale. Its design features an engine cage supporting a Volkswagen "Boxer" engine and front-wheel-drive transaxle, which attaches to a single-mold body made of fiberglass reinforced plastic -- one of the strongest and most resilient materials available.

The result is an easily serviced, durable vehicle with fewer than 500 parts, consisting of proven off-the-shelf technology.

Developing countries presently import vehicles from North America, Europe and Eastern Asia. The average buyer of an import vehicle must contend with expensive and hard to find spare parts and service. One of the advantages for a buyer of the WorldStar(R) is the manufacturer is close by to provide local service and spare parts. Because the vehicle is much simpler and has significantly fewer parts that the standard small production vehicle of today service requirements are greatly reduced.


The WorldStar(R) Vehicle:

The vehicle, in its standard pickup configuration, is a 1500 lb. capacity truck that can hold a driver and two passengers next to the driver. With the addition of a snap-on van shell the WorldStar(R) then becomes a lockable delivery van. Removal of the tailgate of the pickup and the addition of a simple bolt-in seating module in the bed area of the truck transforms the WorldStar(R) into an 11-passenger taxi. CAR has specifically designed the vehicle in this manner and believes it is the most inexpensive and practical utility vehicle produced anywhere in the world. The target market for the WorldStar(R) is the developing nations of the world and not the industrially advanced nations such as the United States, Canada and Western Europe. The Master License holder for Mexico has secured all permits necessary to begin production of the WorldStar(R) vehicle in Tijuana, Mexico on April 1, 1998 for export purposes. The permit for Mexican sales and use of the WorldStar(R) vehicle has been applied for through SECOFI and is pending. The permit process in Honduras is the responsibility of Diamond Plastics and is pending. C.B.N. WorldStar Philippines has passed a preliminary process approval and will file for a final permit in the Philippines through the Vehicle Manufacturing Department of the Board of Investment Applications, with approval anticipated by June, 1998.

The layout of the vehicle varies from a pickup to an open taxi to a van without changing the basic structure or method of manufacture. The body is constructed of inner and outer shells bonded together forming the desired vehicle. To that structure the front drive package is bolted, then rear suspension, front body shell, windshield, gages and wiring and the vehicle is ready to drive.

The WorldStar(R) is a composite vehicle manufactured from plastic resins, structural foam, other core materials and fiberglass. The configuration of the materials provide adequate structure and strength for the vehicle, and has been proven by a Finite Element Analysis and the design and testing of the prototype vehicles. The basic version is the pickup with the 1.6 liter VW Boxer engine. The transaxle is a four speed front wheel drive. The engine/transaxle plus suspension is bench assembled to a heavy duty tubular engine cage and then the complete drive is assembled and attached to the composite body.

The vehicle itself can evolve from a basic piece of transportation into a more prestigious vehicle filled with amenities - but the method of construction remains the same. Most major manufacturers shun this approach because their investment is in steel, steel fabricating equipment, robotic welding equipment, etc. and that investment is enormous.

 The design of the WorldStar(R) vehicle is complete with no material developments or uncertainties remaining prior to the sale of vehicles. CAR has produced two complete prototypes of the WorldStar(R) with ongoing engineering testing performed by Comtec in California. The WorldStar has been subjected to in-house testing, road testing, and off-road testing. In addition the WorldStar(R) was entered in a road race in Battle Mountain, Nevada, in 1997 and finished the race with an average speed of ninety miles per hour with no mishaps. Comtec, Inc. of Irvine, California will complete all engineering testing to include structural adequacy, material strength, and crash worthiness at a remaining cost of $50,000 by September, 1998. The Company has allocated $50,000 to complete the above testing.


The first vehicle sales are scheduled to occur in May, 1998 by the license holder for the first production facility in Tijuana, Mexico.

The Market:

There is a vast market for the WorldStar(R). Over five billion people in the world do not have automotive transportation. Automobile manufacturers have been slow in meeting the transportation needs of this emerging market. When traditional automobile manufacturers sell their vehicles in developing countries, transportation costs and tariffs greatly inflate the selling price, in many cases adding up to 200% to the price. The target market for the WorldStar(R) is the developing nations of the world and not the industrially advanced nations such as the United States, Canada and Western Europe. Existing automobiles are designed for sophisticated roads and infrastructure and bear the cost of extensive governmental regulation. The WorldStar(R) has been designed for unimproved roads. It has up to 10 inches of ground clearance, will get over 35 miles to the gallon, or use propane where gasoline is not readily available. The car will be manufactured, sold and serviced locally by persons who speak the same language as the customer. The basic design of the WorldStar(R) can be made in various colors and configured as a pickup, van or taxi. The WorldStar(R) is a basic transportation vehicle.

"Emerging markets hold the key" stated a report released by the U.S. Office of Automotive Affairs in 1996. "These markets accounted for almost 21 percent of worldwide motor vehicle output and sales in 1995. Projected long-term growth rates for motor vehicle sales in many emerging markets are ten to fifteen times higher than those in the United States and Europe. Almost all this growth represents new vehicle sales, rather than those of replacements. Governments of the developing world now play a major role in shaping the global motor vehicle industry through their efforts to develop local manufacturing capability." CAR's mission is to aid these developing nations by strategically placing micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

It is far more economical and efficient to ship bulk material and components to local manufacturers than to transport completed vehicles from a distant manufacturing facility. The WorldStar(R) has been designed for local manufacture by semi-skilled workers. The local workers who build the WorldStar(R) can be paid an above-average wage that allows them to also be buyers of these vehicles. (The Henry Ford Plan).

The management of CAR believes CAR will prevail in the market place through its unique manufacturing methods that exactly fit the needs of smaller nations with restricted capital resources. The response to CAR's manufacturing strategy from interested business people in developing nations has been overwhelming. The marketplace today rewards innovation and quality new concepts with rapid feedback and exponential growth. As examples of companies that combined small size in their market with dramatic innovation, one can look to what occurred in United States and Asian steel production when the mini-mill concept displaced the traditional steel mill, Internet start-ups with spectacular sales competing against traditional distribution sources, and the massive response to Volkswagen's reintroduction of its "new" Beetle concept car in 1998.


The Competition:

There are very few automobiles in the world today with a selling price under $10,000. The Volkswagen Beetle, manufactured in Mexico, is one of the lowest priced automobiles at a selling price of approximately $8700. In the major automobile manufacturing countries, Japan, Korea and the United States, the entry level price is well above $10,000. The raw materials and components for the WorldStar(R) will cost the local manufacturer about $4200. The manufacturer adds 100-200 hours of labor at the local rate and sets the sales price. We estimate the sales price of the WorldStar(R) to be approximately $6,000 to $7,000 per vehicle. At a direct cost per vehicle of less than $5,000 before tariffs, the WorldStar(R) has a formidable price advantage over its competition. We estimate that the total operating costs of the WorldStar(R) are approximately one-third that of competing vehicles. Developing nations often levy heavy import duties on finished products, but not on parts. In many markets WorldStar(R) will thus have as much as a sixfold cost advantage over its nearest competitors.

Major automotive manufacturers, such as Chrysler, GM, Ford and Diahatsu (see comparison chart below) have also identified this untapped market and begun design of their concept vehicles, which they estimate to be ready for production within 5 years. While these established manufacturers have superior marketing and operational corporate structure, CAR management believes the WorldStar(R) to be a superior vehicle to any concept vehicle currently under development by these manufacturers, CAR is also intent upon aiding the developing nations by placing the micro-manufacturing facilities within their borders to build infrastructure, create jobs, teach new skills and act as a magnet for new business rather than importing vehicles from large factories located outside the country.

NOTE: The following chart assumes vehicle prices are for vehicles manufactured and assembled only in country of origin. Shipments of completed vehicles across national borders normally require payment of 100% or greater duties. While Chrysler, GM, Ford, Diahatsu, and Fiat have not yet indicated the number of factories planned, Chrysler estimates its capital cost of $300,000,000 for one factory is much less than those planned by GM and Ford.

Manufacturer:       CAR Regional        Chrysler            GM                  Ford                Diahatsu            Fiat
-------------       ------------        --------            --                  ----                --------            ----
Vehicle             WorldStar           CCV                 Blue Macaw          Ka                  Midget II           Uno
Sticker Price       $6,000              $6,000              $9,000              $11,000             $4,600              $10,000
Engine              1600cc VW           800cc Briggs        1000cc  1000cc      659cc               unknown
Target Market       Developing          India, China        Brazil              Europe &            Japan               Mexico
                    Nations             Dev. Nations                            Brazil

Truck               Yes                 No                  No                  No                  Yes                 No
Payload             1500 lbs            N/A                 N/A                 N/A                 limited             N/A
Delivery Van        Yes                 No                  No                  No                  No                  No
Passengers          Up to 11            4                   4                   4                   1                   4
Fuel                Gas/Propane         Gas Only            Gas Only            Gas Only            Gas Only            Gas Only

# of Parts          App. 500            ~1100               unknown             ~4,000              unknown             unknown
Locally built       Yes                 Limited             Brazil only         Mexico only         Japan only          Italy


CAR is utilizing the unique concept of licensing its designs and manufacturing processes to small localized manufacturing plants in order to compete successfully in the vehicle manufacturing business in developing countries on a world-wide basis. With an entry level manufacturing start-up and initial operating cost of approximately $500,000, our licensee will be producing vehicles at less than 1% of the traditional vehicle production line capital cost. CAR's competitors all have significant traditional advantages over CAR with respect to their size, financial resources, experienced personnel, dealer networks, purchasing leverage, design and engineering staffs, and advertising budgets. The competitors' vehicles are all technically more advanced than CAR's. However, CAR's market niche is specifically to provide vehicles that are simple to build and maintain and are, therefore, inexpensive entry level vehicles.

While CAR has no current market position, its first production facility will be in operation in May, 1998, the table below shows what management believes to be an attainable market position within five years in the low-cost vehicle market for developing nations:

Manufacturer:       CAR Regional        Chrysler            GM                  Ford                Diahatsu            Fiat
-------------       ------------        --------            --                  ----                --------            ----
% of market         10                  40                  10                  30                  <5                  <5

The Marketing Plan:

To be successful CAR must reach developing nation manufacturing entrepreneurs. In order to accomplish this, CAR is marketing its WorldStar(R) directly to developing nation's trade and privatization agencies. We are also utilizing our network of business contacts within these nations as well as direct advertising within each country. The local manufacturer will provide a manufacturing facility which has electrical service (200amp) and at least 4,000 square feet of enclosed manufacturing space and 1000-2000 feet of outside storage. CAR does not manufacture the WorldStar(R), instead it licenses its unique design and manufacturing process, and provides for a complete turnkey business including tooling, equipment and materials necessary to build the WorldStar(R). The regional manufacturer also receives full documentation, including video tapes and a TV/VCR to provide visual training for their employees. Two technicians from CAR or its Master Licensee will assist the manufacturer in setting up the manufacturing facility and training. Subsequent orders for material will be provided through CAR and it's worldwide network of suppliers directly to the licensee.

By meeting the expected and designed goal of producing one vehicle per day, per each single license, or 324 vehicles per year, the license holder has the ability to recover the cost of the license within one year. This makes the license an enticing business opportunity for international entrepreneurs.

CAR's target market consists of 189 developing nations worldwide. CAR has sold Master Licenses in Mexico and the Philippines. Negotiations are currently ongoing with thirty other potential Master Licensees, with final negotiations currently in process for nine Individual Licenses in Mexico. The nine Individual License candidates in Mexico are prepared to sign license agreements within ninety days of the opening of the Master License's facility in Tijuana, Mexico in May, 1998. The Master License in Mexico will allow the owner to be the principal operating center providing support for all marketing, sales and training for the expected 150 micro-manufacturing facilities throughout Mexico over the next three years. Assuming a production of 324 vehicles per year, per facility, Mexico will produce over 48,000 units per year with an anticipated return of $500 per vehicle to CAR ($24.3M).

The terms and conditions for existing Master Licenses are summarized as follows:

Region              License             # of years          Payments            Date of
                    Fee                 of license          received as         sale
                                                            of 12/31/97
Mexico              $260,000            perpetual           $26,250 (a)         2/4/97

Philippines         $2,000,000          perpetual           $10,000 (b)         9/3/97


  (a) Balance payable within thirty days of receiving molds & equipment from CAR, $233,750.

  (b) Balance payable: $400,000 upon Master Licensee signing contracts for eight Manufacturing Licenses, remaining $1,590,000 payable at rate of $50,000 per each additional License sold.

CAR provides approximately $150,000 of training, sales literature, parts for four vehicles, and one set of factory molds, equipment, manuals and tooling. CAR is responsible for all vehicle design changes and updates and all parts, supplies, and materials procurement. CAR may terminate Master License for nonperformance of agreed upon License sales or lack of support of Licenses per agreement.

Master License holder is responsible for regional sales of Licenses per agreed upon schedule, auditing of Licenses for control and quality assurance purposes, liaison between Licenses and CAR, assisting Licenses with marketing and business planning, and all training of Licenses. Master License holder is responsible for all costs and expenses incurred by regional office and support staff.

CAR has granted a reduced fee to the Master License holder in Mexico in order to monitor the Company's first production facility in Tijuana, Mexico scheduled to begin operations in the first week of May, 1998. The Master License holder has agreed to work with CAR in order to provide valuable manufacturing systems and testing feedback in an operating production environment. This should allow CAR to quickly change and upgrade design and manufacturing processes due to the close proximity of Tijuana to CAR's facility in El Cajon, California (approximately 30 miles).

The Master License for Mexico is held by Grana Baja, S.A. de C.V. in conjunction with Enviromental Process Advanced, S.A. de C.V. ("EPACV") EPACV is the largest manufacturer and distributor of water purification systems and liquid containers in Baja California, with its main facilities in Tijuana, Mexico.

The Master License for the Philippines is held by C.B.N. WorldStar Philippines, Inc. located in Manila. It was set up in conjunction with Gillamac's Inc. with forty existing automobile sales locations throughout the Philippines and Mr. Necito Chua with fifty franchise restaurants in the Northern Philippines.

The criteria for choosing a Master License holder is financial strength, manufacturing experience, length of time in business, advertising and marketing expertise, name recognition and influence in region of proposed license sales, and experience in distribution and franchise sales.

The terms and conditions for existing Licenses are summarized as follows:

Region              License             # of years          Payments            Date of
                    Fee                 of license          received as         sale
                                                            of 12/31/97
Honduras            $260,000            10                  $10,000             2/20/97


CAR provides approximately $150,000 of training, sales literature, parts for four vehicles, and one set of factory molds, equipment, manuals, and tooling. CAR is responsible for all vehicle design changes and updates and all parts, supplies, and materials procurement. CAR may terminate License for nonperformance of agreed upon vehicle sales of a minimum of 162 units in a twelve month period, substandard quality control, and any other material noncompliance with terms of the License Agreement.

License holder is responsible to provide a proper manufacturing facility, employees, utilities, all licenses and permits, advertising, and insurance necessary for all insurance, including liability insurance pertaining to vehicle production and sales. License holder is responsible for advertising and promotion sufficient for minimum vehicle sales. License holder must cooperate with Master License holder for all support and training, allow audit of premises and books by CAR and Master License holder, and maintain sufficient working capital in order meet cash flow needs.

The License is held by Diamond Plastics in Tegucialpa, Honduras C.A. The business has existed over twenty years and is a large manufacturer of plastic products and medicines in Honduras.

The criteria for choosing a Manufacturing License holder is financial strength, manufacturing experience, and length of time in business.

In addition to the standard price for a Manufacturing License, $372,000 (CAR granted a one-time price reduction to our first license holder, Diamond Plastics), the Licensee must have $300,000 of working capital available for start-up and production costs. CAR does not provide funding assistance to Licensees.


Regulation:

The Company only licenses the proprietary right to manufacture the WorldStar(R) vehicle within a specific country. The Company retains legal council through each licensee as to its obligations for government regulations and taxes. Each licensee is contractually responsible to obtain all required permits and insurance within each country of domicile for the manufacture and sales of motor vehicles. The permit process is centralized in Mexico through the federal government's Secretaria De Comercio Y Fomnento Industrial (SECOFI). The Master License holder for Mexico has secured all permits necessary to begin production of the WorldStar(R) vehicle in Tijuana, Mexico on April 1, 1998 for export purposes. The permit for Mexican sales and use of the WorldStar(R) vehicle has been applied for through SECOFI and is pending. The permit process in Honduras is the responsibility of Diamond Plastics and is pending. C.B.N. WorldStar Philippines has passed a preliminary process approval and will file for a final permit in the Philippines through the Vehicle Manufacturing Department of the Board of Investment Applications, with approval anticipated by June, 1998. At this time, there are no material uncertainties as to the approval of the WorldStar(R) vehicle for manufacture and sale in any of the above countries.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


General:

The Company anticipates that current license sales and negotiations for near-term license sales should provide sufficient cash flows for the foreseeable future.

Results of Operations:

The Company had stock sales for cash of $2,144,000 from inception through December 1997. License sales totaled $15,000 through June 1997 and $31,250 from July through December 1997. Development of the WorldStar(R) vehicle was completed by December 1997 at a cost of $1,632,000 including research and design, demo vehicles, and master molds.

The Company had sold two Master Licenses and one Manufacturing & Distribution License for WorldStar(R) factories, with nine additional licenses in Mexico pending financing.

Subsequently, the Master Licensee for Mexico has leased a facility in Tijuana, Mexico, and will begin vehicle production in May 1998. Utilizing its master molds, the Company has produced the first set of production molds for the Tijuana facility and will deliver all molds and equipment to the facility in the first week of May 1998. Management has had continuing negotiations with potential licensees who have indicated interest in Mexico and other countries pending the start up of the first facility in Tijuana. There has been a significant increase in perspective licensees as the Company has announced the start-up of the Tijuana facility. Management expects this positive trend to continue and result in license sales.

Liquidity and Capital Resources:

As of December 1996, the Company had $52,277 cash on hand and in the bank. The primary source of cash and financing from the January 1996 formation of the Company until December 1996, was $1,175,000 from sales of equity securities. The primary uses of cash through December 1996 were $578,000 for product development, $231,000 for master molds and demo vehicles, $80,000 for fixed assets, and $234,000 for the Company's operations.

As of December 31, 1997, the Company had $3,913 cash on hand and in the bank. The primary sources of cash and financing for the Company from January 1997 through December 1997 were $46,000 from sales, $969,000 from sales of equity securities, and $117,000 from shareholder loans. The primary uses of cash through December 1997 were $589,000 for product development, $234,000 for master molds and demo vehicles, and $357,000 for the Company's operations. The Company also issued $338,000 in stock for services.

Currently, the Company maintains a sufficient positive cash balance for production and working capital. The substantial losses through December 1997 were due to product development expenses. Subsequent Licensee payments and additional sales of the Company's equity securities have allowed the Company to complete production and increase marketing efforts.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company with its wholly-owned subsidiary World Transport Authority, Inc. leases 18,720 sq. ft. of administrative, registered office, and design center offices, and training facility space at 635 Front Street, El Cajon, CA USA 92020, for $8,900 per month, pursuant to a noncancelable operating lease which expires on March 31, 2001. Management considers the Company's current facilities adequate for current and estimated growth for the term of the existing lease.

The Company uses its attorneys, McLeod & Company Barristers and Solicitors as its registered office agent for legal service pertaining to Canada, located at Suite 800 - 11012 MacLeod Trail S., Calgary, Alberta, Canada T2J 6A5.


                                    EMPLOYEES

The Company, through its wholly-owned subsidiary WTA, currently employs three full-time officers and seven full-time persons including technicians, secretary and receptionist.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - April 30, 1998:



Title Of            Name &                             Amount &            Percent
Class               Address                            Nature of owner     Owned
-----               -------                            ---------------     -----
Common              Dean Amaru, 20212 Modoc Rd.        63,334 (c)          1.6%
                    Apple Valley, CA 92308

Common              Jahan Eftekhar, 8627 Cinnamon      311,667 (b)         7.8%
                    # 301, San Antonio, Texas 78240

Common              Maritime International, Ltd.       726,667 (a)         18.3%
                    Trevor Lloyd, 635 Front St
                    El Cajon, CA 92020

Common              Majid Mehrafza, 8627 Cinnamon      301,666 (b)         7.6%
                    # 301, San Antonio, Texas 78240

Common              Rodger Ward, 1329 Craigmont        28,667  (c)         .7%
                    El Cajon, CA 92019

Common              Lyle Wardrop, 19879 49th Ave       13,810  (c)         .4%
                    Langley, BC V3A 3R5

Common              Steven Wright, 2635                30,619  (c)         .8%
                    Camino del Rio South, Ste 211
                    San Diego, CA 92108

(a) Effective December 1, 1997, the 726,667 shares owned by Maritime International, Ltd. (Beneficial Owner & Control Person - Trevor Lloyd) were placed in an irrevocable trust dated December 1, 1997. Due to the size of the stock ownership by one owner, the Shareholders, including Maritime International, voted on June 3, 1997 to grant the Board additional control of the amount of shares that Maritime International could offer for sale. On December 1, 1997, the Board voted to accept an irrevocable stock trust set up for three years, with Lyle Wardrop, a director of CAR, as trustee. The trust requires that any sale or transfer of the trust's shares must be approved by CAR's Board of Directors. Trustee retains legal right to vote the shares of the Trust in all required shareholder votes. The purpose of this trust arrangement is to restrict Maritime International from utilizing its large share holdings to unduly enrich itself at the expense of the smaller shareholders.

(b) Includes shares totaling 133,333 jointly held by Jahan Eftekhar and Majid Mehrafza.

(c) Dean Amaru, Lyle Wardrop, Rodger Ward,and Steven Wright purchased their shares during 1996 and 1997.

The other Beneficial Owners obtained their shares in the following transaction:

Name                          Shares Exchanged         Shares Received
                              Thunder Ranch,           Composite Auto-
                              Inc.                     mobile Research, Ltd
Jahan Eftekhar                1,950                    245,000
Maritime International, Ltd   5,400                    726,667
Majid Mehrafza                1,850                    235,000


                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 6/30/98, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                   Age         Position            Date First Elected
--------------                   ---         --------            ------------------
Dean Amaru                       54          President           6/1/96
20212 Modoc Road
Apple Valley, CA  92308

Steven R. Wright                 53          Secretary,          6/1/96
2635 Camino del Rio S.                       Treasurer &
San Diego, CA  92108                         Director

Rodger Ward                      77          Vice President of   6/1/96
1329 Craigmont                               Public Relations
El Cajon, CA  92019

Lyle P. Wardrop                  56          Director            3/19/96
19879 49th Avenue
Langley, B.C. Canada  V3A 3R5

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.


No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

Per Item 8, Pending Legal Proceedings, the Company as well as Dean Amaru and Steven Wright were named in a complaint filed by Thomas McBurnie in Superior Court in San Diego on December 10, 1997 due to a dispute involving the consideration for the sale of Thunder Ranch, Inc. by the Company in 1996. On April 10, 1998, the Superior Court dismissed Mr. McBurnie's entire complaint.





RESUMES:

DEAN AMARU, PRESIDENT

     1989 - Current      Owner - Urama Sales & Marketing, Hesperia CA - Company
                         provides all aspects of sales and marketing to small businesses including consultation, product development, market analysis, sponsorships, advertising and graphic design from concept to design & printing.

     1994 - Current      Founder, President, Treasurer - Victor Valley Marketing
                         Group, Victorville CA - Network of local business owners and professionals who use ethical business practices and fair market prices for honest work and goods. Organized as an Advertising Club to increase quality and quantity of member's business through networking, referrals, group-buying power, publication and promotions.

     1988 - 1989         Sales & Marketing Manager - Trim-Lok Inc., Paramount CA
                         Responsible for all aspects of sales and marketing for vinyl extrusion edge trim for United States OEM and wholesale market. Opened international distribution.

     1986 - 1988         Sales Manager / Special Products & Projects - Ford
                         Wholesale Company Inc., Santa Ana CA - Responsible for sales program for roofing wholesaler with seven
                         California locations for all special products.
                         Designed, implemented and evaluated sales training & marketing methods promoting new products in market.

     1966 - 1986         Regional Sales Manager - Genstar / Flintkote Company,
                         Los Angeles CA - Responsible for regional sales of roofing products and supervision of employees in production, warehouse, office and sales. Established policies, procedures and training promoting leadership skills. Smoothly integrated new acquisition and personnel for company.

                         Education

                         University of Las Vegas
                         Major: Business Administration



STEVEN R. WRIGHT, SECRETARY TREASURER & DIRECTOR

Steven R. Wright, Secretary Treasurer & Director

     1978 - Present      Owner - Wright & Geis, Inc. Certified Public
                         Accountants, San Diego, CA - Serve as director and financial officer for two public companies. Responsible for all aspects of account ing, Securities & Exchange filing, taxes and strategic planning. Corporate tax specialist responsible for corporation, individual, partnership and fiduciary federal and multi-state income tax returns. Manage client contact, quality control, tax review and planning, research, and audit representation. Provide management advisory services in design and installation of data processing systems, budgets, job costing, estimating, financial planning, analysis and personnel management. Extensive experience with financial institutions, creditors and investors for financing and cash management.

     1976 - 1978         Manager of Financial Planning - Campbell Industries,
                         Inc., San Diego, CA - Responsible for financial projections and strategic planning for board of directors. Developed project budgets with projected cash flow, estimating, and cost accounting for new construction and ship repair work. Supervised cost accounting and financial planning staff.

     1974 - 1976         Senior Accountant - Rohr Industries, Inc., Chula Vista,
                         CA Responsible for accounting for three subsidiaries.
                         Prepared accounting entries, subsidiary ledgers, general ledgers, financial statements, cash and sales forecasts and account analysis.

                         Education

                         San Diego State University
                         B.S. Accounting, 1974

                         San Diego State University
                         B.A. Public Administration,1970


LYLE P. WARDROP, DIRECTOR

      1963 - Present     President - Golden Mile Motors, Ltd. & United Auto
                         Brokers, Ltd. - Both companies are involved in the sale of used trucks and autos.

     1972 - Present      President - Surrey Land Center, Vancouver, B.C. - This
                         company is involved in the sale, development, and rental of industrial land and warehouse space.

     1976 - 1986         President - International Waterbed Distributors - This
                         company was involved in the manufacture, distribution, and retail sale of waterbeds and bedroom furniture and became Canada's largest waterbed wholesaler.

     1978 - 1983         Treasurer - Canadian Waterbed Manufacturing Association
                         - This association represented the manufacturing companies in the waterbed industry.

     1993 - Present      Chairman Used Car Division - Automotive Retailers
                         Association of British Columbia - This association represents the automotive retail sector in dealing with government and private agencies.

     1994 - Present      Director and Board Member - Automotive Retailers
                         Association of British Columbia - This association represents 1300 member companies in six divisions employing over 25,000 people.


RODGER WARD, VICE PRESIDENT OF PUBLIC RELATIONS

     1990 - Present      Chief Steward - American IndyCar Series

     1986 - Present      Owner - Rodger Ward & Associates - Auto and race car
                         restoration business, President Vintage Racing.

     1983 - 1985         President - Citizens Security Systems, Dallas TX

     1979 - 1982         Team Manager - Circus Circus Hotel, Las Vegas NV -
                         Manager of the Unlimited Hydroplane Race Team.

     1972 - 1976         Owner - Rodger Ward Tire Centers, Rosemead & Monrovia
                         CA

     1969 - 1972         Director of Public Relations - Ontario Motor Speedway,
                         Ontario CA

     1967 - 1970         Owner - Firestone Tire Center, Speedway IN

     1946 - 1966         Professional Race Car Driver - Accomplishments include
                         National Stock Car Championship 1951,Indianapolis 500
                         Winner 1959 & 1962, and USAC Champion 1959 & 1962.

     1990 - Present      Board of Directors - San Diego Automotive Museum
     1972 - 1976         Board of Directors - Superior Industries
     1958 - 1968         Champion Spark Plug Co.  Highway Safety Program
     1958 - 1966         Board of Directors - USAC
     1941 - 1946         U.S. Air Force



                                     Item 6
                             EXECUTIVE COMPENSATION

The company's current officers receive the following compensation:

Name                     Position            Annual Remuneration
Dean Amaru               President           $38,000 Salary
Steven Wright            Secretary-          $0
                         Treasurer

                           Summary Compensation Table

Name &         Year      Salary    Bonus     Other         Restricted   Options   LTIP      All other
principle                ($)       ($)       annual        stock        SARs      Payouts   compen-
position                                     compen-       awards ($)   (#)       ($)       sation ($)
                                             sation ($)
Dean Amaru     1996      19,000    -0-       -0-           -0-          -0-       -0-       -0-
Pres.          1997      38,000    -0-       -0-           -0-          50,000    -0-       -0-

Steven         1996      -0-       -0-       -0-           -0-          -0-       -0-       -0-
Wright         1997      -0-       -0-       -0-           -0-          33,333    -0-       -0-
Sec/Tres

Lyle           1996      -0-       -0-       -0-           -0-          -0-       -0-       -0-
Wardrop        1997      -0-       -0-       -0-           -0-          33,333    -0-       -0-
Director

Rodger         1997      32,000    -0-       -0-           -0-          -0-       -0-       -0-
Ward           1997      38,000    -0-       -0-           -0-          33,333    -0-       -0-
V.P.


There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have agreed to work with minimum or no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. A verbal understanding exists to pay the President $90,000 per year and the Treasurer $75,000 per year at the time sufficient revenues and cash flow permit.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     Item 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dean Amaru, President and Steven Wright, director and treasurer, have advanced funds to the Company in order to pay for operating expenses. There are no formal repayment terms and these funds are classified as a current liability as the Company intends to repay the amounts in full within one year.

CAR has had a consulting contract with Douglas Norman, a shareholder, since April 15, 1996 that provides a commission of fifteen percent of gross sales be paid to Mr. Norman for each fully-paid license agreement he arranges between the Company and each licensee.

As described in Item 1, Description Of The Business, CAR acquired Thunder Ranch, Inc. from Thomas McBurnie. Mr. McBurnie signed an Agreement dated September 27, 1996 in which Mr. McBurnie severed his relationship with CAR and gave his CAR stock and rights and agreed to pay $200,000 to CAR in exchange for the transfer of Thunder Ranch, Inc. to Mr. McBurnie.


                                     Item 8
                            PENDING LEGAL PROCEEDINGS

The Company entered into binding arbitration with a former shareholder, Thomas McBurnie regarding the consideration for the disposition by the Company of Thunder Ranch, Inc., a corporation sold back to its sole original shareholder, Mr. McBurnie on September 27, 1996. After the sale of Thunder Ranch, a disagreement between CAR and Mr. McBurnie arose as to consideration each party to the Agreement was to provide. On November 10, 1997, Mr. McBurnie's attorney, Daniel Grindle was involuntarily disqualified from the arbitration due to a conflict of interest. The arbitration was summarily dismissed in favor of the Company on November 24, 1997.

On December 10, 1997, Mr. McBurnie filed a complaint in Superior Court of the State of California in San Diego against Composite Automobile Research, Ltd, World Transport Authoriry, Inc., Douglas Norman, Dean Amaru, and Steven Wright for "breach of contract, conversion, unjust enrichment, constructive trust and accounting, and fraud".

On March 6, 1998, the Superior Court ruled against Mr. McBurnie and sustained a demurrer of all individuals named in his complaint. The judge advised Mr. McBurnie the documents he had filed were "imperceptible" and allowed him thirty days in which to amend his complaint. No amended complaint was filed by Mr. McBurnie. During March, the Company's attorneys filed Requests for Admissions demanding documented proof of all of Mr. McBurnie's allegations by the scheduled Superior Court hearing on April 10, 1998. Mr. McBurnie could not substantiate his claims and provided no documented proof of his allegations. On April 10, 1998, the Superior Court dismissed Mr. McBurnie's entire complaint. The Board of Directors of CAR is now considering legal options available against Mr. McBurnie and his attorney, Mr.
Grindle.


                                     Item 9
            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company, as of July 24, 1997 has filed for trading on the NNOTC Electronic Bulletin Board (EBB) which is sponsored by the National Association of Securities Dealers (NASD). The EBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. As of the date of this filing, the above application is pending.

As of December 31, 1997, the Company had 159 shareholders of record.

The Company has paid no cash dividends.

                            ITEM 10
            RECENT SALES OF UNREGISTERED SECURITIES

On March 19, 1996 the Company issued the following shares of its common stock in return for cash and other assets as follows:


Name                          Shares Exchanged    Cash           Shares Issued by        Less Shares         Net Shares
                              Thunder Ranch,      Paid           Composite Auto-         Canceled at sale    Issued
                              Inc. & World                       mobile Research, Ltd    of Thunder Ranch
                              Transport Auth                     for Thunder Ranch &     Sept 27, 1996
                                                                 World Transport Auth
Jahan Eftekhar                1,950               0              245,000                                     245,000

Maritime International, Ltd   5,400               0              726,667                                     726,667

Majid Mehrafza                1,850               0              235,000                                     235,000

Thomas McBurnie               30,400              0              1,346,667               -1346667            0

Adrian Corbett                400                 0              46,667                                      46,667

Jack Norman                                       1,257          20,000                                      20,000

Douglas Norman                                    1,257          20,000                                      20,000

Rodger Ward                                       1,676          26,667                                      26,667


The above shares were issued in exchange for 100% of the stock of two corporations, World Transport Authority, Inc. and Thunder Ranch, Inc., and for cash. The Company relied upon Section 4(2) of the 1933 Securities act, as amended, for sales not involving a public offering.

Commencing on approximately March 19, 1996 and continuing until approximately October 1, 1996, the Company offered and sold common stock warrants. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation. Further, each purchaser acknowledged that the warrants could not be resold without registration under the Securities Act of 1933, as amended or without an available exemption therefrom. The Company relied on Rule 504 as the basis of exemption from registration, as identified on Form D as filed with Commission on December 2, 1996. Blue Sky filings were made (where required) in each state that the warrants were offered and sold. All warrants converted to common stock by vote of shareholders on June 3, 1997.

From the period of approximately January 15, 1997 until December 31, 1997, the Company offered and sold additional warrants in reliance upon Rule 505 of Regulation D as the basis for exemption from registration. These shares were offered and sold in the same manner as the offering above. All warrants converted to common stock by vote of shareholders on June 3, 1997.

The two offerings combined resulted in the sale to thirty five (35) or fewer non-accredited investors and raised a total of approximately $1,950,000.

This filing includes as an exhibit a listing of shareholders and warrant holders through December 31, 1997.

NOTE: PER A VOTE OF THE SHAREHOLDERS OF RECORD ON JUNE 3, 1997, THE DIRECTORS OF COMPOSITE AUTOMOBILE RESEARCH WERE AUTHORIZED TO COMPLETE A 3 TO 1 REVERSAL OF ALL SHARES, OPTIONS AND WARRANTS. ALL REFERENCES TO A NUMBER OF SHARES IN THIS DOCUMENT REFLECT THAT REVERSAL.


                                     ITEM 11
                            DESCRIPTION OF SECURITIES

COMMON STOCK:

The Company's Certificate of Incorporation authorizes the issuance of unlimited Shares of Common Stock, no stated par value per share, of which 3,975,531 shares were outstanding as of December 31, 1997. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.


PREFERRED STOCK:

There is no preferred stock authorized.


TRANSFER AGENT:

The Company's transfer agent is Pacific Corporate Trust Company, Suite 830 - 625 Howe Street, Vancouver, BC Canada, V6C 3B8. Telephone number is (604) 689-9853. The Company acts as its own registrar.



                                     ITEM 12
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                     ITEM 13
                              FINANCIAL STATEMENTS

EXPERTS:

The financial statements of the Company and related notes which are included in this offering have been examined by Harlan & Boettger, LLP, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.



                                     ITEM 14
      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL
                            AND FINANCIAL DISCLOSURE

None.


                                     ITEM 15
                        FINANCIAL STATEMENTS AND EXHIBITS

(I) Audited financial statements for year end June 30, 1997 and 1996.

                               IMPACT OF YEAR 2000

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that it will be required to modify or replace portions of its software so that computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company has initiated communications with its significant suppliers to determine the extent to which the Company is vulnerable to any third party's failure to remedy their own Year 2000 issues. The Company will utilize both internal and external resources to modify, or replace, and test software for Year 2000 compliance. The Company currently anticipates completing the Year 2000 project within one year, but not later than September 30, 1999, which is prior to any anticipated impact on its operating systems. The costs of the project, which at the current time are projected to be immaterial, and the date on which the Company believes it will complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could materially differ from those anticipated.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Composite Automobile Research, Ltd.



Date   4-30-98                               By  /s/ DEAN AMARU
    ------------------------                   --------------------------------
                                               Dean Amaru,
                                               President





Date   4/30/98                               By  /s/ STEVEN R. WRIGHT
    ------------------------                   --------------------------------
                                               Steven R. Wright,
                                               Director, Secretary & Treasurer

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1997 AND 1996

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITOR'S REPORT ..........................................      F-2

CONSOLIDATED FINANCIAL STATEMENTS:

    CONSOLIDATED BALANCE SHEETS AS OF
      JUNE 30, 1997 AND JUNE 30, 1996 .................................      F-3

    CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
      YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996 .....................      F-4

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996 .............      F-5

    CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
      JUNE 30, 1997 AND JUNE 30, 1996 .................................      F-6

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ........................   F-7 - F-12

                      [HARLAN & BOETTGER, LLP LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
COMPOSITE AUTOMOBILE RESEARCH, LTD.:


We have audited the accompanying consolidated balance sheets of Composite Automobile Research, Ltd. (a Canadian corporation) (Note A) as of June 30, 1997 and June 30, 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Composite Automobile Research, Ltd. as of June 30, 1997 and June 30, 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The consolidated financial statements for the year ended June 30, 1997 and 1996 were audited by us, and our report dated September 8, 1997 expressed an unqualified opinion. As disclosed in Note L to the consolidated financial statements, the Company has restated its 1997 consolidated financial statements. We have not performed any auditing procedures with respect to the 1997 consolidated financial statements since the date of our previous report.



/s/ HARLAN & BOETTGER, LLP

San Diego, California
September 8, 1997, except for Note L, as to which the date is April 15, 1998

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                (As Restated)
                                                                June 30, 1997        June 30,1996
                                                                -------------        ------------
                     ASSETS

CURRENT ASSETS
      Cash                                                       $    25,280         $   117,194
      Accounts receivable                                                 --               3,149
      Inventory (Note C)                                                  --             132,953
      Prepaid expenses                                                   675                 675
                                                                 -----------         -----------

           TOTAL CURRENT ASSETS                                       25,955             253,971
                                                                 -----------         -----------

PROPERTY AND EQUIPMENT, net of accumulated
      depreciation of $56,463 and $23,974 (Note D)                   301,215             332,724
                                                                 -----------         -----------

OTHER ASSETS
      Note receivable - former stockholder (Note G)                  200,000                  --
      Goodwill, net of accumulated amortization (Note E)                  --              82,751
      License                                                             --              10,000
      Prepaid consulting (Note G)                                    100,000                  --
      Other                                                           29,018               4,347
                                                                 -----------         -----------

           TOTAL OTHER ASSETS                                        329,018              97,098
                                                                 -----------         -----------

           TOTAL ASSETS                                          $   656,188         $   683,793
                                                                 ===========         ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                           $    55,081         $    49,854
      Accrued liabilities                                              7,124              77,891
      Related party debt (Note G)                                     40,436                  --
      Customer advance payments on orders                                 --             131,460
                                                                 -----------         -----------

           TOTAL CURRENT LIABILITIES                                 102,641             259,205
                                                                 -----------         -----------

COMMITMENTS AND CONTINGENCIES (Notes H and K)                             --                  --

STOCKHOLDERS' EQUITY (Note I)
      Common stock, no par value, unlimited shares
           authorized; 3,333,975 and 4,346,141 shares
           issued and outstanding, respectively                    1,933,001             167,614
      Special warrants, 0 and 2,693,815 warrants
           issued and outstanding, respectively                           --             576,610
      Accumulated deficit                                         (1,379,454)           (319,636)
                                                                 -----------         -----------

           TOTAL STOCKHOLDERS' EQUITY                                553,547             424,588
                                                                 -----------         -----------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   656,188         $   683,793
                                                                 ===========         ===========


   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   (As Restated)
                                                      For the             For the
                                                     year ended          year ended
                                                    June 30,1997        June 30,1996
                                                   -------------        ------------
NET SALES                                           $    67,278         $    27,140

COSTS OF SALES                                           17,800               9,450
                                                    -----------         -----------

           GROSS PROFIT                                  49,478              17,690
                                                    -----------         -----------

OPERATING EXPENSES:
      Selling, general, and administrative              665,365              56,550
      Depreciation and amortization                      42,779              23,974
      Other operating expenses                          180,263                  --
      Loss on sale of equipment                         198,646                  --
      Loss on write-off of capitalized costs                 --             253,503
      Loss on write-off of goodwill                      21,443                  --
                                                    -----------         -----------

           TOTAL OPERATING EXPENSES                   1,108,496             334,027
                                                    -----------         -----------

LOSS FROM OPERATIONS                                 (1,059,018)           (316,337)

OTHER EXPENSES
      Interest expense                                       --               2,499
                                                    -----------         -----------

           TOTAL OTHER EXPENSES                              --               2,499
                                                    -----------         -----------

LOSS BEFORE INCOME TAXES                             (1,059,018)           (318,836)

INCOME TAXES (Note F)                                       800                 800
                                                    -----------         -----------

NET LOSS                                            $(1,059,818)        $  (319,636)
                                                    ===========         ===========

NET LOSS PER AVERAGE COMMON SHARE                   $      (.39)        $      (.09)
                                                    ===========         ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING            2,736,194           3,450,441
                                                    ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                               Common Stock                                          Total
                                                           and Special Warrants               Accumulated         Stockholders'
                                                        Shares              Amount              Deficit              Equity
                                                      -----------         -----------         -----------         -----------
DATE OF INCEPTION, JANUARY 5, 1996                             --         $        --         $        --         $        --

     Common stock issued in acquisition
           (Notes B and I)                              1,652,326             167,614                  --             167,614

     Special warrants issued for cash (Note I)          2,693,815             576,610                  --             576,610

     Net loss for the year                                     --                  --            (319,636)           (319,636)
                                                      -----------         -----------         -----------         -----------

BALANCE, JUNE 30, 1996                                  4,346,141             744,224            (319,636)            424,588

     Special warrants issued for cash (Note I)          3,280,834           1,298,434                  --           1,298,434

     Common stock repurchased (Notes A and I)          (2,500,000)            (52,397)                 --             (52,397)

     Common stock canceled (Note K)                    (1,793,000)            (57,260)                 --             (57,260)

     Net loss for the year                                     --                  --          (1,059,818)         (1,059,818)
                                                      -----------         -----------         -----------         -----------

BALANCE, JUNE 30, 1997                                  3,333,975         $ 1,933,001         $(1,379,454)        $   553,547
                                                      ===========         ===========         ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        (As Restated)
                                                                          For the              For the
                                                                         year ended          year ended
                                                                        June 30,1997        June 30, 1996
                                                                        ------------        -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                           $(1,059,818)        $  (319,636)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
           Depreciation                                                      42,779               5,890
           Amortization                                                          --              18,084
           Loss on sale of equipment                                        198,646                  --

     Changes in assets and liabilities:
           Accounts receivable                                                3,149              (3,149)
           Inventory                                                        132,953            (132,953)
           Prepaid consulting                                              (100,000)                 --
           Note receivable-former stockholder                              (200,000)                 --
           Prepaid expenses                                                      --                (675)
           Goodwill from acquisition                                         82,751             (82,751)
           Other assets                                                     (14,671)            (14,347)
           Accounts payable                                                   5,227              49,854
           Accrued liabilities                                              (70,767)             77,891
           Customer advance payments on orders                             (131,460)            131,460
                                                                        -----------         -----------

NET CASH USED IN OPERATING ACTIVITIES                                    (1,111,211)           (270,332)
                                                                        -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                    (209,916)           (356,698)
                                                                        -----------         -----------

NET CASH USED IN INVESTING ACTIVITIES                                      (209,916)           (356,698)
                                                                        -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in related party debt                                          40,436                  --
     Repurchase of common stock                                             (52,397)                 --
     Common stock issued in acquisition                                          --             167,614
     Proceeds from issuance of common stock and special warrants          1,241,174             576,610
                                                                        -----------         -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                 1,229,213             744,224
                                                                        -----------         -----------

NET (DECREASE) INCREASE IN CASH                                             (91,914)            117,194

CASH AT BEGINNING OF YEAR                                                   117,194                  --
                                                                        -----------         -----------

CASH AT END OF YEAR                                                     $    25,280         $   117,194
                                                                        ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Organization and Nature of Operations

        In January 1996, Composite Automobile Research, Ltd. (the "Company") was incorporated pursuant to the Alberta Business Corporations Act. The Company was incorporated to facilitate an initial public offering. Subsequent to incorporation, the Company acquired Thunder Ranch, Inc., ("Thunder") and World Transport Authority, Inc. ("WTA"). These acquisitions have been accounted for under the purchase method with any difference between fair market value of assets purchased and liabilities assumed being reflected as goodwill.

        On September 27, 1996, the Company sold certain assets and liabilities to a former stockholder in exchange for common stock of the Company and promises to pay. The transaction has been accounted for by the purchase method (Note G). During 1997, common stock issued in accordance with this agreement was canceled (Note K).

        The Company, through its wholly owned subsidiaries, is in the business of designing, manufacturing, and selling specialty automobile body kits in markets around the world.

        Basis of Consolidation

        For purposes of consolidation and presentation, all significant intercompany transactions and account balances have been eliminated.

        Basis of Accounting

        The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Cash and Equivalents

        For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 1997 and 1996.

        Inventory

        The inventory is valued at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


A.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight line method over estimated useful lives ranging from five to seven years. Upon retirement or disposal of depreciated assets, the cost and related depreciation are removed and the resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while maintenance costs and repairs are expensed in the year incurred. Any assets acquired from shareholders are recorded at historical cost at the time of transfer.

        Revenue Recognition

        Revenues derived from the sale of specialty automobile body kits are recorded upon completion of the kits and final payment from the customer. Customer advance payments on orders are deferred and shown in the accompanying consolidated financial statements as part of current liabilities. Revenues from licencing fees are recognized when a vehicle has been sold.

        Net Loss Per Share

        The net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.

        Income Taxes

        Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

B.      ACQUISITION:

        During 1996, the Company completed the purchase of Thunder and WTA, which have been accounted for by the purchase method as follows:

               Assets                                          $ 533,199
               Liabilities relieved                             (448,336)
                                                               ---------
                     Net assets                                   84,863

               Purchase price                                    167,614
                                                               ---------
               Excess of purchase price over net assets        $  82,751
                                                               =========

        The excess of purchase price over net assets has been allocated as follows:

               Goodwill                                        $  82,751
                                                               =========

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


B.      ACQUISITION: (CONTINUED)

        The fair values of the net assets acquired and the purchase price discrepancy were allocated in accordance with generally accepted accounting principles and based on the recent transactions, as the best estimate of market value of the assets acquired.

C.      INVENTORY:

        Inventory is comprised of the following:

                                                June 30,            June 30,
                                                 1997                1996
                                              ------------        --------
                     Stocked inventory        $         --        $ 62,904
                     Work in process                    --          70,049
                     Finished goods                     --              --
                                              ------------        --------

                                              $         --        $132,953
                                              ============        ========

        During the year ended June 30, 1997, the Company sold all inventory to a former stockholder (Note A).

D.      PROPERTY AND EQUIPMENT:

        Property and equipment is summarized as follows:

                                                      June 30,          June 30,
                                                        1997              1996
                                                     ---------         ---------
               Machinery and equipment               $  54,617         $ 202,594
               Automobiles                                  --            11,019
               Office furniture and equipment           17,164             8,228
               Leasehold improvements                    8,630             3,097
               Demo equipment and vehicles             277,267           131,760
                                                     ---------         ---------

                                                       357,678           356,698

               Less accumulated depreciation           (56,463)          (23,974)
                                                     ---------         ---------

               Property and equipment, net           $ 301,215         $ 332,724
                                                     =========         =========

E.      GOODWILL:

        The Company recorded goodwill as a result of the purchases of Thunder and WTA. It is being amortized over its estimated useful life or seven years. As a result of the sale of assets and liabilities to a former stockholder during the year ended June 30, 1997, the goodwill related to these assets was written off.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

F.      INCOME TAXES:

        The provision for income taxes for the years ended June 30, 1997 and June 30, 1996 consists solely of the $800 minimum California franchise tax.

        The Company's total deferred tax asset as of June 30, 1997 is as follows:

                                                         1997              1996
                                                      ---------         ---------
               Net operating loss carryforward        $ 257,536         $  96,027
               Valuation allowance                     (257,536)          (96,027)
                                                      ---------         ---------

                     Net deferred tax asset           $      --         $      --
                                                      =========         =========

        The valuation allowance increased $161,509 for the year ended June 30, 1997.

G.      RELATED PARTY TRANSACTIONS:

        The Company has agreed to accept consulting services from a former stockholder as part of the sale of certain assets and liabilities (Note
        A), the value of which was determined by actual consulting services the former stockholder performed in the past. Additionally, the Company is owed $200,000 as of June 30, 1997 from the former stockholder for the purchase of certain assets (Note A). Amounts outstanding are non-interest bearing, due on demand, and unsecured. (See Note K for additional transactions.)

        Related party debt at June 30, 1997 consists of amounts loaned to the Company by a stockholder. There are no formal repayment terms and it is classified as a current liability as the Company intends to repay the amount in full within one year.

H.      COMMITMENTS AND CONTINGENCIES:

        The Company leases its office facilities under an operating lease that expires in March 2001. This lease was entered into on March 1, 1996. This operating lease provides that the Company pay, in addition to the base rent, 83% of common area operating expenses as determined by a prorated share of total square footage of the building. Rent expense amounted to $121,978 and $18,649 for the years ended June 30, 1997 and 1996, respectively. Future minimum lease payments due under this operating lease are as follows:

            Year ending
              June 30,
              --------
                1998                                  $107,856
                1999                                   107,856
                2000                                   107,856
                2001                                    26,964
                                                      --------

               Total                                  $350,532
                                                      ========

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



I.      STOCKHOLDERS' EQUITY:

        Since inception through the year ended June 30, 1997 the Company has issued shares of common stock warrants in exchange for $1,875,044 in cash. Additionally, the amount of shares authorized by the Articles of Incorporation was amended to an unlimited amount of common and preferred shares.

        Changes in common stock warrants during the years ended June 30, 1997 and June 30, 1996 consisted of the following:

                                                            Warrants          Price Range
                                                           ----------         -----------
                     Outstanding at January 5, 1996                --                 --
                     Issued                                 2,693,815         $.10-$0.35
                     Exercised                                     --                 --
                     Outstanding at June 30, 1996           2,693,815         $.10-$0.35
                     Issued                                 3,280,834         $.10-$1.04
                     Exercised                             (5,974,649)        $.10-$1.04
                     Outstanding at June 30, 1997                  --                 --

        Additionally, under the terms of the purchase of Thunder and WTA (Notes A, B and G), the Company received 2,500,000 of its common stock as consideration. The value of these shares was determined by the difference between the assets given up and liabilities relieved and recorded as a reduction in stockholders' equity.

        All equity disclosures have been retroactively restated to effect a 3 for 1 reverse stock split as of June 30, 1997.

J.      LICENSE AGREEMENTS:

        During the year ended June 30, 1997, the Company entered into two agreements with unrelated third party representatives in Mexico and Honduras whereby the Company has issued licenses to the representatives to build and sell vehicles in that country on behalf of the Company. As consideration for these agreements, the Company will receive $260,000 for each license and a per-vehicle royalty of $275. For the year ended June 30, 1997, performance on these agreements was pending.

K.      SUBSEQUENT EVENTS:

        The Company has entered into binding arbitration with a former business partner (an individual) regarding payment of certain expenses incurred on behalf of Thunder Ranch, Inc. The Company previously had agreed to issue 1,793,000 shares of common stock to this individual. However, as of June 30, 1997, the stock had been canceled as recorded by the stock transfer agent, Pacific Corporate Trust. Pending resolution of arbitration, these shares could be reinstated, reissued, or remain canceled.

        In September 1997, the Company entered into an additional licensing agreement with an unrelated third party representative in the Philippine Islands under similar terms as those outlined in Note J.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


L.      RESTATEMENT:

        The financial statements as of and for the year ended June 30, 1997 and 1996 have been restated to conform to requirements of the Securities and Exchange Commission (SEC). The loss on sale of equipment and write-off of goodwill of $198,646 and $21,443, respectively, have been reclassified from "Other Expenses" to "Operating Expenses" in the accompanying consolidated statement of operations for the year ended June 30, 1997. Additionally, the loss on write-off of capitalized costs of $253,503 has been reclassified from "Other Expenses" to "Operating Expenses" in the accompanying consolidated statement of operations for the year ended June 30, 1996. Additionally, the name of the Company which was previously stated as Composite Automobile Research, Inc., has been corrected in accordance with the Articles of Incorporation to Composite Automobile Research, Ltd. Further, Note G was corrected by stating certain transactions were with a former stockholder instead of a stockholder, and Note M was added. These adjustments have no effect on income taxes.

M.      SUPPLEMENTAL CASH FLOW INFORMATION:

        Supplemental disclosures of cash flow information for the years ended June 30, 1997 and 1996 are summarized as follows:

        Cash paid for interest and income taxes:         1997          1996
                                                        ------        ------
                     Interest                           $   --        $2,499
                     Income taxes                           --            --

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                                 BALANCE SHEETS



                                                            12-31-96          12-31-97
ASSETS

CURRENT ASSETS
     CASH                                                     52,277              3,913
     PREPAID EXPENSES                                           9653                675
                                                          ----------         ----------
TOTAL CURRENT ASSETS                                          61,930              4,588

FIXED ASSETS
     EQUIPMENT & FURNITURE                                    80,411             80,411
     DEMO EQUIP                                              378,839            232,701
     MASTER MOLDS                                                               231,881
     LESS DEPRECIATION                                       (66,416)          (104,137)
                                                          ----------         ----------
NET FIXED ASSETS                                             392,834            440,856

OTHER ASSETS
     ORGANIZATION COSTS                                          712                712
     CONSULTING CONTRACT                                     100,000            100,000
     DEPOSITS                                                  3,884             33,818
     NOTE RECEIVABLE - SHAREHOLDER                           200,000            200,000

     LESS AMORTIZATION                                           (71)              (251)
                                                          ----------         ----------
TOTAL OTHER ASSETS                                           304,525            334,279
                                                          ----------         ----------
TOTAL ASSETS                                                 759,289            779,723
                                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     ACCOUNTS PAYABLE                                        101,927            140,666
     ACCRUED LIABILITIES                                       1,600             18,774
     SHAREHOLDER LOANS                                        36,150            117,135
                                                          ----------         ----------
TOTAL CURRENT LIABILITIES                                    139,677            276,575

LONG TERM LIABILITIES
                                                          ----------         ----------
TOTAL LONG TERM LIABILITIES                                        0                  0
                                                          ----------         ----------
TOTAL LIABILITIES                                            139,677            276,575

COMMITMENTS & CONTINGENCIES - NOTE 4

STOCKHOLDERS' EQUITY
  COMMON STOCK, NO PAR VALUE, UNLIMITED SHARES             1,360,427          2,593,428
  AUTHORIZED, 1,652,326 and 3,975,531 shares
  issued & outstanding respectively, 4,465,532
  and 0 warrants issued & outstanding respectively

     BEGINNING ACCUMULATED DEFICIT                          (319,636)        (1,379,454)
     NET LOSS                                               (421,179)          (710,826)

     ENDING ACCUMULATED DEFICIT                             (740,815)        (2,090,280)
                                                          ----------         ----------
TOTAL STOCKHOLDERS' EQUITY                                   619,612            503,148
                                                          ----------         ----------
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY                     759,289            779,723
                                                          ==========         ==========

                      COMPOSITE AUTOMOBILE RESEARCH, LTD.
                                INCOME STATEMENTS

                                                SIX MONTHS         SIX MONTHS
                                                  12-31-96           12-31-97
NUMBER LICENSES                                                             1
CUMULATIVE TOTAL                                                            3

REVENUE

  LICENSE FEES - WORLDSTAR                                             31,250
  REVENUE -  T RANCH                                52,446
                                                ----------         ----------
TOTAL REVENUE                                       52,446             31,250

COST OF SALES

  COSTS - T RANCH                                   17,800
                                                ----------         ----------
TOTAL COST OF SALES                                 17,800                  0
                                                ----------         ----------
GROSS PROFIT                                        34,646             31,250

OPERATING EXPENSES

  SALARIES & WAGES                                  66,679             32,455
  SALARIES - OFFICERS                                8,176             30,290
  ADVERTISING & MARKETING                           14,177            220,482
  AMORTIZATION                                          72                 72
  DEPRECIATION                                      29,507             47,674
  OUTSIDE SERV                                      89,636            210,842
  OTHER G & A                                       48,132            203,283
  LOSS - SALE EQUIP T RANCH                        198,646
                                                ----------         ----------
TOTAL OPERATING EXPENSES                           455,025            745,098

                                                ----------         ----------
LOSS FROM OPERATIONS                              (420,379)          (713,848)

OTHER INCOME & EXPENSE

  INTEREST EXP                                                           (178)
  RENTAL INCOME                                                         3,200
                                                ----------         ----------
TOTAL OTHER INCOME & EXPENSE                             0              3,022

                                                ----------         ----------
LOSS BEFORE INCOME TAXES                          (420,379)          (710,826)

  CALIF FRANCHISE TAX                                  800
                                                ----------         ----------
NET LOSS                                          (421,179)          (710,826)
                                                ==========         ==========

NET LOSS PER AVERAGE COMMON SHARE                    (0.15)             (0.22)

WEIGHTED AVER. COMMON SHARES OUTSTANDING         2,858,108          3,259,935

                       Composite Automobile Research, Ltd.
           Consolidated Statements Of Changes In Stockholders' Equity

                                             Shares &              $              Retained             Total
                                             Warrants                              Deficit         Stockholders'
                                                                                                       Equity
Common stock issued in acquisition           1,652,326            167,614                               167,614
Special warrants issued for cash             2,693,815            576,610                               576,610

Net loss for the year                                                               (319,636)          (319,636)
                                            ----------         ----------         ----------         ----------
 BALANCE AT JUNE 30, 1996                    4,346,141            744,224           (319,636)           424,588

Special warrants issued for cash             1,771,717            646,298                               646,298
Common stock repurchased                    (2,500,000)           (30,095)                              (30,095)

Net Loss for the period                                                             (421,179)          (421,179)
                                            ----------         ----------         ----------         ----------
 BALANCE AT DECEMBER 31, 1996                3,617,858          1,360,427           (740,815)           619,612


Common stock cancelled per Agreement        (1,793,000)           (57,260)                              (57,260)
dated 9/27/96

Special warrants issued for cash             1,509,117            629,834                               629,834

Net loss for the period                                                             (638,639)          (638,639)
                                            ----------         ----------         ----------         ----------
 BALANCE AT JUNE 30, 1997                    3,333,975          1,933,001         (1,379,454)           553,547

Common stock issued for cash                   319,405            322,175                               322,175
Common stock issued for services               322,151            338,251                               338,251
Net loss for the period                                                             (710,826)          (710,826)
                                            ----------         ----------         ----------         ----------
 BALANCE AT DECEMBER 31, 1997                3,975,531          2,593,427         (2,090,280)           503,147
                                            ==========         ==========         ==========         ==========


NOTE: THESE STATEMENTS REFLECT THE NUMBER OF SHARES AND WARRANTS AS STATED AFTER A 3 TO 1 REVERSE SPLIT.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD.
                            STATEMENTS OF CASH FLOWS

                                                   SIX MONTHS      SIX MONTHS
                                                    12-31-96        12-31-97
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                          (421,179)        (710,826)
  LESS DEPREC & AMORTIZATION                          29,579           47,746
  LOSS ON DISPOSAL OF EQUIPMENT                      198,646
  DECREASE IN ACCTS RECVB                              3,149
  DECREASE IN INVENTORY                              132,953
  (INCREASE) IN CONSULTING CONTRACT                 (100,000)
  (INCREASE) IN NOTE RECV - SHRLDR                  (200,000)
  (INCREASE) IN PREPAID EXPENSES                      (8,978)
  DECREASE IN ACQUIRED GOODWILL                       38,999
  (INCREASE) IN MISCELLANEOUS ASSETS                    (250)
  INCREASE IN ACCOUNTS PAYABLE                        52,073           85,585
  INCREASE (DECREASE) IN ACCRUED LIABILITIES         (76,291)          11,650
  (DECREASE) IN CUSTOMER DEPOSITS                   (131,460)
                                                    --------         --------
NET CASH USED IN OPERATING ACTIVITIES               (482,759)        (565,845)

CASH FLOWS FROM INVESTING ACTIVITIES

  PURCHASE OF FIXED ASSETS                          (102,552)        (192,648)
                                                    --------         --------
NET CASH USED IN INVESTING ACTIVITIES               (102,552)        (192,648)



CASH FLOWS FROM FINANCING ACTIVITES

STOCK ISSUED                                         593,901          660,427
STOCK CANCELED                                      (109,657)
LOANS - SHAREHOLDERS                                  36,150           76,699
                                                    --------         --------
NET CASH PROVIDED FROM FINANCING ACTIVITIES          520,394          737,126

                                                    --------         --------
NET INCREASE (DECREASE) IN CASH                      (64,917)         (21,367)



BEGINNING CASH                                       117,194           25,280
ENDING CASH                                           52,277            3,913

                       COMPOSITE AUTOMOBILE RESEARCH, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization and Nature of Operations

     In January 1996, Composite Automobile Research, Inc. ("the Company") was incorporated pursuant to the Alberta Business Corporations Act. The Company was incorporated to facilitate an initial public offering. Subsequent to incorporation, the Company acquired Thunder Ranch, Inc., ("Thunder") and World Transport Authority, Inc. ("WTA"). These acquisitions have been accounted for under the purchase method with any difference between fair market value of assets purchased and liabilities assumed being reflected as goodwill.

     In September 1996, the Company sold certain assets and liabilities to a former stockholder in exchange for common stock of the Company and promises to pay. The transaction has been accounted for by the purchase method (Note
     3). During 1997, common stock issued in accordance with this agreement was canceled (Note 7).

     The Company, through its wholly owned subsidiaries, is in the business of designing, manufacturing, and selling specialty automobile body kits in markets around the world.

     Basis of Consolidation

     For purposes of consolidation and presentation, all significant intercompany transactions and account balances have been eliminated.

     Basis of Accounting

     The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Cash and Equivalents

     For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 1997 and 1996.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight line method over estimated useful lives ranging from five to seven years. Upon retirement or disposal of depreciated assets, the cost and related depreciation are removed and the resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while maintenance costs and repairs are expensed in the year incurred. Any assets acquired from shareholders are recorded at historical cost at the time of transfer.

     Revenue Recognition

     Revenues derived from the sale of specialty automobile body kits are recorded upon completion of the kits and final payment from the customer. Customer advance payments on orders are deferred and shown in the accompanying consolidated financial statements as part of current liabilities. Revenues from licencing fees are recognized when a vehicle has been sold.

     Net Loss Per Share

     The net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.

     Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS
     109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


2.   INCOME TAXES:

     The provision for income taxes for the years ended June 30, 1997 and June 30, 1996 represents $800 for the minimum California franchise tax.


3.   RELATED PARTY TRANSACTIONS:

     The Company has agreed to accept consulting services from a former stockholder as part of the sale of certain assets and liabilities (Note 1), the value of which was determined by actual consulting services the former stockholder performed in the past. Additionally, the Company is owed $200,000 as of December 31, 1997 from the former stockholder for the purchase of certain assets (Note 1). Amounts outstanding are non-interest bearing, due on demand, and unsecured.

     Related party debt at December 31, 1997 consists of amounts loaned to the Company by Stockholders. There are no formal repayment terms.

4.   COMMITMENTS AND CONTINGENCIES:

     The Company leases its office and design facilities under an operating lease that expires in March 2001. This lease was entered into on March 1, 1996. This operating lease provides that the Company pay, in addition to the base rent, 83% of common area operating expenses as determined by a prorated share of total square footage of the building.

     Rent expense was $42,000 for the six months ended 12/31/96, and $58,500 for the six months ended 12/31/97.

     Future minimum lease payments due under the operating lease for office and design facilities are as follows:

                         Year ending June 30
                         -------------------
                              1998                 $107,856
                              1999                  107,856
                              2000                  107,856
                              2001                   26,964
                                                   --------
                              Total                 350,532
                                                   ========

5.   STOCKHOLDERS' EQUITY:

     For the period ended December 31, 1997 the Company issued shares of common stock in exchange for $322,175 in cash and $338,251 in services. Stock for services was based upon the current trading price per share of $1.04. For the period ended December 31, 1996 the Company issued shares of common stock in exchange for $646,298 in cash.

     Under the terms of the purchase of Thunder and WTA (Notes 1, and 3), the Company received 2,500,000 of its common stock as consideration. The value of these shares was determined by the difference between the assets given up and liabilities relieved and recorded as a reduction in stockholders' equity.

     Changes in common stock and common stock warrants during the period ended December 31, 1997 consisted of the following:

                                                Number              Price
                                                ------              -----
     Outstanding at 1/5/96
     Common stock & warrants issued            4,346,141         $.02 - $.35
                                               ---------
     Total stock & warrants at 6/30/96         4,346,141         $.02 - $.35

     Warrants issued                           1,771,717         $.25 - $.35
     Shares canceled                          (2,500,000)        $.02
                                               ---------
     Outstanding at 12/31/96                   3,617,858         $.02 - $.35

     Changes in common stock and common stock warrants during the period ended December 31, 1997 consisted of the following:

                                                  Number             Price
                                                  ------             -----
     Warrants issued                             1,509,117         $.35
     (Warrants converted to common stock
     - 3,847,674)
     Shares canceled                            (1,793,000)        $.02
                                                ----------
     Outstanding common stock at 6/30/97         3,333,975         $.02 - $.35

     Common stock issued for cash                  319,405         $1.04
     Common stock issued for services              322,151         $1.04
                                                ----------
     Outstanding at 12/31/97                     3,975,531         $.02 - $1.04

     All equity disclosures have been retroactively restated to effect a 3 for 1 reverse stock split as of June 30, 1997.


6.   LICENSE AGREEMENTS:

     During the period ended December 31, 1997, the Company entered into one agreement with an unrelated third party representative in the Philippines whereby the Company has issued a Master License to the representative to sell Licenses and provide support to Licensees to build and sell vehicles in that country on behalf of the Company. As consideration for this agreement, the Company will receive $2,000,000 for the Master License, payable $10,000 at signing, $400,000 upon their signing of eight licenses, and the remainder payable at the rate of $50,000 per each additional license. For the period ended December 31, 1997, performance on this agreement was pending.

7.   SUBSEQUENT EVENTS:

     The Company entered into binding arbitration with a former business partner, Thomas McBurnie regarding the consideration to be paid for the sale of Thunder Ranch, Inc. to Mr. McBurnie in an Agreement dated September 27, 1996. The arbitration was summarily dismissed in favor of the Company on November 24, 1997. Mr. McBurnie filed a complaint in Superior Court of San Diego, California against the Company on December 10, 1997 concerning the same Agreement dated September 27, 1996. On April 10, 1998, the Superior Court dismissed the entire complaint. The Company previously had agreed to issue 1,793,000 shares of common stock to this individual. However, as of June 30, 1997, the stock had been canceled as recorded by the stock transfer agent, Pacific Corporate Trust. These shares will remain canceled per the Superior Court decision of April 10, 1998.

8.   DISCLOSURES REQUIRED BY FAS-128

Reconciliation of computations used for basic and diluted EPS:

  1996              Basic EPS
  Loss              (421,179)

  Weighted          2,858,108
  Shares

  Calculation       (421,179)
                    --------
                    2,858,108


  1997              Basic EPS
  Loss              (710,826)

  Weighted          3,259,935
  Shares

  Calculation       (710,826)
                    --------
                    3,259,935

The disclosure for diluted earnings per share is not presented as the results of calculations were antidilutive.

                       COMPOSITE AUTOMOBILE RESEARCH, LTD
                                   FORM 10-SB

                                 EXHIBIT INDEX


Exhibit Number          Description
--------------          -----------
   10.1                 Consulting Agreement - Douglas Norman

   10.2 Affidavit of Jahan Eftekhar regarding design ownership of WorldStar vehicle.

   23.1                 Consent of Harlan & Boettger, LLP

   27                   Financial Data Schedule